July 29, 2024

Steven Cabouli
Chief Executive Officer and Chief Financial Officer iWallet Corp
401 Ryland St., Ste. 200A
Reno, NV 89502

       Re: iWallet Corp
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-56347
Dear Steven Cabouli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing